Announcement to the Market 3rd Quarter 2025 Results Itaú Unibanco Holding S.A. (“Company”) announces to the shareholders and to the market that the Condensed Financial Statements for the Year Ended September 30, 2025, and the Management Discussion and Analysis for the 3rd Quarter of 2025 are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: • Press Presentation on the quarterly results, scheduled for 11/05/2025 at 07:00 a.m. (EST) / 09:00 a.m. (Brasília time) (Attachment 01); • Presentation of the interactive meeting on the quarterly results, scheduled for Wednesday, 11/05/2025 at 08:00 a.m. (EST) / 10:00 a.m. (Brasília time) (Attachment 02); • Institutional Presentation of the 3rd quarter of 2025 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. This information reinforces our commitment to transparency in our disclosures to various strategic audiences. São Paulo ‐ SP, November 04, 2025. Gustavo Lopes Rodrigues Investor Relations Officer

Attachment 01 (portuguese only)

1 São Paulo, 05 de Novembro de 2025

Destaques

	3T25
Resultado Recorrente Gerencial	**R$ 11,9** bilhões ▲3,2% vs. 2T25 ▲ 11,3% vs. 3T24

		3T25
ROE Recorrente Gerencial[1]	Consolidado	**23,3%** Estável vs 2T25 ▲ 0,6 p.p. vs 3T24
	Brasil	**24,2%** ▼ 0,2p.p. vs 2T25 ▲ 0,4 p.p. vs 3T24

	set/25
Capital Principal (CET I)	**13,5%** ▲0,4 p.p. vs. jun/25 ▼ 0,2 p.p. vs. set/24

	3T25
Serviços e seguros	**R$ 14,7** bilhões ▲4,0% vs 2T25 ▲ 7,1% vs 3T24

		set/25
Carteira de crédito	Consolidado	**R$ 1.402,0** bilhões ▲ 0,9% vs jun/25 ▲ 6,4% vs set/24
	Ex-variação cambial	▲ 1,7% vs jun/25 ▲ 7,5% vs set/24

		set/25
NPL[2] > 90 dias	Consolidado	**1,9%** Estável vs jun/25 ▼0,1 p.p. vs dez/24
	Brasil	**2,0%** Estável vs jun/25 ▼0,1 p.p. vs dez/24

(1) Considerando o Capital Principal (CET I) em 11,5%, no 3T25 o retorno recorrente gerencial consolidado seria de 25,4% e no Brasil seria 26,7%. (2) Inclui Títulos e Valores Mobiliários.

2

Carteira de crédito

em R$ bilhões

	set/25	jun/25	Δ	set/24	Δ
Pessoas físicas	456,4	451,9	1,0%	428,7	6,5%
Cartão de crédito	142,2	141,1	0,8%	133,2	6,7%
Crédito pessoal	68,4	67,4	1,4%	65,9	3,8%
Crédito consignado	72,4	72,8	-0,5%	74,7	-3,1%
Veículos	36,3	36,2	0,2%	35,9	1,2%
Crédito imobiliário	137,1	134,4	2,0%	119,0	15,2%
Micro, pequenas e médias empresas	278,4	275,4	1,1%	258,9	7,5%
Grandes empresas	437,7	431,4	1,5%	400,2	9,4%
Total Brasil	**1.172,5**	**1.158,7**	**1,2%**	**1.087,9**	**7,8%**
América Latina	229,5	230,4	-0,4%	230,2	-0,3%
Total[1]	**1.402,0**	**1.389,1**	**0,9%**	**1.318,1**	**6,4%**
Total (ex-variação cambial)	**1.402,0**	**1.379,1**	**1,7%**	**1.304,6**	**7,5%**
Micro, pequenas e médias empresas	278,4	274,2	1,5%	257,7	8,0%
Grandes empresas	437,7	429,5	1,9%	398,7	9,8%
América Latina	229,5	223,5	2,7%	219,6	4,5%

Cartões de crédito	set/25 x jun/25	set/25 x set/24
Personnalité + Uniclass	^ 4,3%	^ 23,9%

Crédito pessoal	set/25 x jun/25	set/25 x set/24
Crediário	^ 3,1%	^ 9,6%
Crédito rotativo	^ 5,0%	^ 15,0%
Composição de dívida	v 3,4%	v 12,4%

Consignado	set/25 x jun/25	set/25 x set/24
Privado	^ 9,5%	^ 9,5%
Setor público	v 1,1%	v 0,7%
INSS	v 2,8%	v 6,5%

Maior banco privado em Crédito Imobiliário

R$ 24 bilhões
Originação em 9M25
+ 24% YoY

»»

47%
market share
entre os privados

MPMEs	set/25 x jun/25	set/25 x set/24
Programas governamentais	^ 10,9%	^ 110,5%

Nota: no primeiro trimestre de 2025, passamos a segmentar a carteira de agronegócio de acordo com o porte das empresas e a considerar os seguintes produtos: Fundos de Direitos Creditórios, exposições a instituições financeiras e as operações de nossa trading de agronegócio. Para melhor comparabilidade a série histórica foi refeita. (1) Inclui títulos privados e garantias financeiras prestadas.

3

Receita de serviços e resultado de seguros

em R$ bilhões

	3T25	2T25	Δ	3T24	Δ	9M25	9M24	Δ
Cartões emissor	3,3	3,3	2,1%	3,2	6,1%	9,9	9,4	5,1%
Conta corrente pessoa física	0,7	0,8	-7,2%	0,9	-20,3%	2,3	2,7	-15,9%
Operações de crédito e garantias prestadas	0,6	0,6	0,7%	0,7	-11,4%	1,9	2,1	-8,9%
Pagamentos e recebimentos[1]	2,5	2,4	3,7%	2,3	8,0%	7,3	6,8	6,1%
Administração de recursos[2]	1,9	1,9	-1,6%	1,7	9,9%	5,5	4,8	13,0%
Assessoria econômico-financeira e corretagem	1,2	0,9	33,7%	1,1	9,8%	3,2	3,7	-14,6%
Outros Brasil	0,5	0,4	12,3%	0,4	28,8%	1,3	1,1	19,7%
América Latina	1,0	1,0	-2,7%	1,0	2,5%	3,0	2,7	12,8%
Receitas de serviços	**11,8**	**11,3**	**3,6%**	**11,2**	**4,7%**	**34,3**	**33,4**	**2,7%**
Resultado de seguros, previdência e capitalização[3]	**3,0**	**2,8**	**5,7%**	**2,5**	**17,8%**	**8,4**	**7,2**	**17,1%**
Serviços e seguros	**14,7**	**14,2**	**4,0%**	**13,8**	**7,1%**	**42,7**	**40,6**	**5,3%**

Adquirência – volume transacionado

	3T25 x 2T25	3T25 x 3T24
R$ 258 bi	^ 6,6%	^ 12,8%

Líder[4] em originação e distribuição de renda fixa em 9M25

25% de market share

R$ 91 bi Volume originado

Seguros[5]

	9M25 x 9M24
Prêmios ganhos	^ 14,0%
Resultado recorrente	^ 17,3%

Crescimento de prêmios ganhos concentrado em Seguros de Vida e Prestamista

(1) A partir do 1º trimestre de 2025, a receita de adquirência, além da receita com pacotes de conta corrente PJ e receitas com Pix PJ, foi consolidada na linha de pagamentos e recebimentos (anteriormente serviços de recebimento). Para comparabilidade os períodos anteriores foram reclassificados. (2) Considera receitas de administração de fundos e de administração de consórcios; (3) Inclui as receitas de seguros, previdência e capitalização, após as despesas com sinistros e de comercialização; (4) Fonte: Anbima; (5) Operações de seguros nos produtos de bancassurance nos ramos de vida, patrimoniais, de crédito e seguros de terceiros.

4

5 3,8% 3,6% 3,6% 3,6% 1,7% 1,6% 1,6% 1,7% 0,13% 0,10% 0,08% 0,11% dez/24 mar/25 jun/25 set/25 NPL 15 - 90 dias - % Pessoas físicas Brasil Total Micro, pequenas e médias empresas América Latina Grandes empresas consolidado Qualidade do crédito NPL 90 dias - % Brasil consolidado Brasil Nota: No terceiro trimestre de 2025, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de setembro/25 no valor de R$ 71 milhões do segmento de grandes empresas com impacto de 0,02 p.p. no indicador de NPL 90 dias de grandes empresas e de 0,01 p.p. tanto no indicador do Brasil quanto no total. 2,8% 3,1% 3,0% 3,0% 1,2% 1,2% 1,2% 1,3% 0,02% 0,09% 0,1% 1,0% 0,1% dez/24 mar/25 jun/25 set/25 1,6% 1,8% 1,7% 2,0% 1,5% 1,7% 1,6% 1,9% 2,3% 2,2% 2,3% 2,2% 1,7% 1,6% dez/24 mar/25 jun/25 set/25 2,0% 1,9% 1,9% 1,9% 2,1% 2,0% 2,0% 2,0% 1,3% 1,4% 1,4% 1,3% dez/24 mar/25 jun/25 set/25 ex- impacto de cliente corporativo específico ex- impacto de cliente corporativo específico

Qualidade de Crédito – Indicadores Resolução 4.966

Carteira Estágio 2


7,7%
8,0%
7,8%
7,6%
4,6%
4,6%
4,6%
4,4%
4,1%
4,3%
4,2%
4,1%
1,7%
1,8%
1,8%
1,9%
dez/24
mar/25
jun/25
set/25

Carteira Estágio 3


6,0%
5,8%
5,9%
5,8%
4,4%
4,4%
4,3%
4,2%
4,2%
4,3%
4,2%
4,0%
3,5%
3,5%
3,3%
3,3%
dez/24
mar/25
jun/25
set/25

Cobertura Estágio 2


24,5%
26,1%
26,5%
26,5%
23,9%
23,7%
24,1%
24,2%
22,9%
22,9%
23,6%
23,9%
16,9%
16,6%
16,7%
14,5%
dez/24
mar/25
jun/25
set/25

Cobertura Estágio 3


59,8%
61,4%
59,2%
59,6%
55,3%
56,1%
55,0%
55,9%
57,1%
57,8%
55,8%
55,9%
42,4%
43,1%
43,4%
40,2%
dez/24
mar/25
jun/25
set/25

Pessoas físicas
Total
América Latina
Pessoas Jurídicas

6

Despesas não decorrentes de juros

em R$ bilhões	3T25	2T25	Δ	3T24	Δ	9M25	9M24	Δ
Comercial e administrativa (pessoal)	(6,3)	(6,1)	3,6%	(6,1)	4,3%	(18,2)	(17,4)	5,0%
Transacionais (pessoal, operações e atendimento)	(4,5)	(4,3)	4,9%	(4,1)	9,9%	(12,8)	(11,9)	7,4%
Tecnologia (pessoal e infraestrutura)	(3,1)	(2,9)	7,4%	(2,7)	17,3%	(8,7)	(7,2)	20,4%
Outras despesas	(1,0)	(1,0)	0,1%	(1,0)	-1,3%	(2,9)	(2,8)	4,1%
Total - Brasil	**(14,9)**	**(14,3)**	**4,5%**	**(13,8)**	**8,0%**	**(42,7)**	**(39,3)**	**8,5%**
América Latina	(2,2)	(2,2)	0,6%	(2,1)	4,6%	(6,8)	(6,1)	11,6%
Despesas não decorrentes de juros	**(17,2)**	**(16,5)**	**4,0%**	**(15,9)**	**7,6%**	**(49,4)**	**(45,4)**	**8,9%**

Índice de Eficiência



46,0%
46,3%
44,4%
41,6%
39,8%
39,1%
38,8%
44,5%
44,3%
42,5%
39,0%
37,8%
37,5%
36,9%
9M19
9M20
9M21
9M22
9M23
9M24
9M25
Consolidado
Brasil

7

Capital


14,8%
13,1%
+ 0,8%
- 0,4%
- 0,2%
+ 0,1%
1,3%²
13,5%
Capital principal (CET I) - jun/25
Lucro líquido do trimestre
Dividendos, juros sobre capital próprio e recompra de ações
Ativos ponderados pelo risco¹
Ajustes prudenciais e patrimoniais
Índice de Capital nível I - set/25
Capital principal (CET I)
Capital complementar nível I (AT1)

(1) Excluindo a variação cambial do período, que foi considerada na coluna de ajustes prudenciais e patrimoniais junto com o hedge do índice de capital. (2) A emissão das Letras Financeiras Subordinadas Perpétuas descritas no Comunicado ao Mercado de 08/10/2025 levará o Capital Complementar Nível 1 (AT1) a 1,5%, considerando o limite da Res. CMN Nº 4.958. Não fosse esse limite, o Capital Complementar Nível 1 (AT1) seria 1,6%.

8

Guidance 2025

	Anterior	Revisado
Carteira de crédito total[1]	Crescimento entre 4,5% e 8,5%	Mantido
Margem financeira com clientes	Crescimento entre 11,0% e 14,0%	Mantido
Margem financeira com o mercado	Entre R$ 1,0 bi e R$ 3,0 bi	Entre R$ 3,0 bi e R$ 3,5 bi
Custo do crédito[2]	Entre R$ 34,5 bi e R$ 38,5 bi	Mantido
Receita de prestação de serviços e resultado de seguros[3]	Crescimento entre 4,0% e 7,0%	Mantido
Despesas não decorrentes de juros	Crescimento entre 5,5% e 8,5%	Mantido
Alíquota efetiva de IR/CS	Entre 28,5% e 30,5%	Mantido

(1) Inclui garantias financeiras prestadas e títulos privados; (2) Composto por despesa de perda esperada, descontos concedidos e recuperação de créditos baixados como prejuízo; (3) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização.

9

10 São Paulo, 05 de Novembro de 2025

Attachment 02

1 São Paulo, November 5th, 2025

2(1) Considering the Common Equity Tier I (CET I) at 11.5%, in 3Q25 the consolidated recurring managerial return would have been 25.4% and 26.7% in Brazil.(2) Includes securities. 23.3% Credit portfolio Recurring Managerial Result R$11.9 billion 3.2% vs. 2Q25 Sep-25 Recurring Managerial ROE¹ 90 days NPL² Sep-25 3Q25 24.2%Brazil Consolidated Stable vs 2Q25 0.2p.p. vs 2Q25 3Q25 11.3% vs. 3Q24 0.6 p.p. vs 3Q24 0.4 p.p. vs 3Q24 Commissions and insurance 3Q25 4.0% vs 2Q25 7.1% vs 3Q24 Highlights R$ 1.337,1 bilhões Common Equity Tier I (CET I) Sep-25 0.4 p.p. vs. Jun-25 0.2 p.p. vs. Sep-24 13.5% R$14.7 billion 1.9% 2.0%Brazil Consolidated Stable vs Jun-25 Stable vs Jun-25 0.1 p.p. vs Dec-24 0.1 p.p. vs Dec-24 R$1,402.0 billion Ex-fx variation Consolidated 0.9% vs Jun-25 1.7% vs jJun-25 6.4% vs Sep-24 7.5% vs Sep-24

Credit portfolio

in R$ billion

	Sep-25	Jun-25	Δ	Sep-24	Δ
Individuals	456.4	451.9	1.0%	428.7	6.5%
Credit card loans	142.2	141.1	0.8%	133.2	6.7%
Personal loans	68.4	67.4	1.4%	65.9	3.8%
Payroll loans	72.4	72.8	-0.5%	74.7	-3.1%
Auto loans	36.3	36.2	0.2%	35.9	1.2%
Mortgage	137.1	134.4	2.0%	119.0	15.2%
Very small, small and middle market loans	278.4	275.4	1.1%	258.9	7.5%
Corporate loans	437.7	431.4	1.5%	400.2	9.4%
Total Brazil	**1,172.5**	**1,158.7**	**1.2%**	**1,087.9**	**7.8%**
Latin America	229.5	230.4	-0.4%	230.2	-0.3%
Total[1]	**1,402.0**	**1,389.1**	**0.9%**	**1,318.1**	**6.4%**
Total (ex-fx variation)	**1,402.0**	**1,379.1**	**1.7%**	**1,304.6**	**7.5%**
Very small, small and middle market loans	278.4	274.2	1.5%	257.7	8.0%
Corporate loans	437.7	429.5	1.9%	398.7	9.8%
Latin America	229.5	223.5	2.7%	219.6	4.5%

Credit card	Sep-25 x Jun-25	Sep-25 x Sep-24
Personnalité + Uniclass	^ 4.3%	^ 23.9%

Personal loans	Sep-25 x Jun-25	Sep-25 x Sep-24
Consumer credit	^ 3.1%	^ 9.6%
Revolving credit	^ 5.0%	^ 15.0%
Refinancing credit	v 3.4%	v 12.4%

Payroll loans	Sep-25 x Jun-25	Sep-25 x Sep-24
Private sector	^ 9.5%	^ 9.5%
Public sector	v 1.1%	v 0.7%
Retirees (INSS)	v 2.8%	v 6.5%

Largest private bank in Mortgage

R$24 billion Origination in 9M25 + 24% YoY >>> **47%** market share among private banks

Very Small, Small and Middle mkt companies	Sep-25 x Jun-25	Sep-25 x Sep-24
Government facilities	^ 10.9%	^ 110.5%

Note: in the first quarter of 2025, the agribusiness portfolio was reclassified according to the size of the companies and the following products were included: FIDC, exposures to financial institutions and the operations of our agribusiness trading company. For comparability purpose, the historical data was adjusted. (1) Includes private securities and financial guarantees provided.

3

4 R$0.2 bn (+0.5%) in R$ billion Annualized average margin Brazil Annualized average margin consolidated 8.7% 8.6% 9.0% 9.2% 9.0% 6.0% 5.9% 6.1% 6.3% 6.2% 3T24 4T24 1T25 2T25 3T25 9.5% 9.3% 9.8% 10.0% 9.8% 6.5% 6.3% 6.6% 6.9% 6.7% 3T24 4T24 1T25 2T25 3T25 Financial Margin with Clients R$10.7 bn (+13.4%) 9M25 x 9M24 Margin with clients Risk-adjusted margin with clients (1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and structured wholesale operations and acquiring financial margin. 30.3 26.5  26.6 30.5 -3.8 -0.01  0.1 -0.2 0.4 -0.3 3.9 2Q25 Working capital and others 2Q25 Spread-sensitive operations 2Q25 Average Volume Product Mix Spreads and liabilities' margin Additional calendar and working days Latin America and others Spread-sensitive operations 3Q25 Working capital and others 3Q25 3Q25¹ 2 ¹ 3 Q 4Q24 1Q25 Q Q Q 4Q24 Q Q Q

5 ‘‘ 0.4 0.7 4.1 3.8 -0.9 -1.8 3.5 2.7 9M24 9M25 Financial margin with the market Brazil Latin America Capital index hedge in R$ billion 0.1 0.1 0.1 0.2 0.2 0.3 1.6 1.3 1.3 1.2 1.3 1.3 1.4 1.1 0.9 0.9 0.9 0.9 -0.3 -0.4 -0.5 -0.5 -0.6 -0.7 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25

Commissions, fees and result from insurance

in R$ billion	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Card issuance	3.3	3.3	2.1%	3.2	6.1%	9.9	9.4	5.1%
Current account for individuals	0.7	0.8	-7.2%	0.9	-20.3%	2.3	2.7	-15.9%
Credit operations and guarantees issued	0.6	0.6	0.7%	0.7	-11.4%	1.9	2.1	-8.9%
Payments and collections[1]	2.5	2.4	3.7%	2.3	8.0%	7.3	6.8	6.1%
Asset management[2]	1.9	1.9	-1.6%	1.7	9.9%	5.5	4.8	13.0%
Advisory services and brokerage	1.2	0.9	33.7%	1.1	9.8%	3.2	3.7	-14.6%
Other Brazil	0.5	0.4	12.3%	0.4	28.8%	1.3	1.1	19.7%
Latin America	1.0	1.0	-2.7%	1.0	2.5%	3.0	2.7	12.8%
Commissions and fees	**11.8**	**11.3**	**3.6%**	**11.2**	**4.7%**	**34.3**	**33.4**	**2.7%**
Insurance, pension plans and premium bonds[3]	**3.0**	**2.8**	**5.7%**	**2.5**	**17.8%**	**8.4**	**7.2**	**17.1%**
Commissions and insurance	**14.7**	**14.2**	**4.0%**	**13.8**	**7.1%**	**42.7**	**40.6**	**5.3%**

Acquiring – Transaction volume

	3Q25 x 2Q25	3Q25 x 3Q24
R$258 bn	^ 6.6%	^ 12.8%

1st place[4] in DCM origination and distribution in 9M25

25% market share

R$91 bn Volume

Insurance[5]

	9M25 x 9M24
Premiums earned	^ 14.0%
Recurring result	^ 17.3%

Premiums earned growth concentrated in Life and Credit life

(1) As of the first quarter of 2025, revenues from acquiring services, in addition to revenues from current account services for companies and PIX, were consolidated in the payments and collections line (previously collection services). For comparison purposes, past figures were reclassified. (2) Includes fund management fees and "consórcio" management fees; (3) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (4) Source: Anbima; (5) Insurance activities include bancassurance products related to life, property, credit life and third-party policies.

6

7 3.8% 3.6% 3.6% 3.6% 1.7% 1.6% 1.6% 1.7% 0.13% 0.10% 0.08% 0.11% Dec-24 Mar-25 Jun-25 Sep-25 15 – 90 days NPL - % consolidated Credit Quality 90 days NPL- % Brazil consolidated Brazil Note: In the third quarter of 2025, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of September-25 worth R$71million of the corporate portfolio, with an impact of 0.02 p.p. in the corporate ratio and of 0.01 p.p. both in the Brazil ratio and in the total ratio. 2.0% 1.9% 1.9% 1.9% 2.1% 2.0% 2.0% 2.0% 1.3% 1.4% 1.4% 1.3% Dec-24 Mar-25 Jun-25 Sep-25 ex- impact of specific corporate client ex- impact of specific corporate client 1.6% 1.8% 1.7% 2.0% 1.5% 1.7% 1.6% 1.9% 2.3% 2.2% 2.3% 2.2% 1.7% 1.6% Dec-24 Mar-25 Jun-25 Sep-25 2.8% 3.1% 3.0% 3.0% 1.2% 1.2% 1.2% 1.3% 0.02% 0.09% 0.1% 1.0% 0.1% Dec-24 Mar-25 Jun-25 Sep-25 Brazil Total Latin America Individuals Very small, small and middle market companies Corporate

8 Credit Quality – Resolution 4,966 ratios Stage 2 portfolio Stage 3 portfolio Stage 3 coverageStage 2 coverage 4.1% 4.3% 4.2% 4.1% 7.7% 8.0% 7.8% 7.6% 4.6% 4.6% 4.6% 4.4% 1.7% 1.8% 1.8% 1.9% Dec-24 Mar-25 Jun-25 Sep-25 22.9% 23.7% 24.1% 23.9% 24.5% 26.1% 26.5% 26.5% 16.9% 16.6% 16.7% 14.5% 23.9% 22.9% 23.6% 24.2% Dec-24 Mar-25 Jun-25 Sep-25 4.4% 4.4% 4.3% 4.2% 6.0% 5.8% 5.9% 5.8% 4.2% 4.3% 4.2% 4.0% 3.5% 3.5% 3.3% 3.3% Dec-24 Mar-25 Jun-25 Sep-25 55.0% 56.1% 55.8% 55.9% 59.8% 61.4% 59.2% 59.6% 42.4% 43.1% 43.4% 40.2% 55.3% 55.9% 57.1% 57.8% Dec-24 Mar-25 Jun-25 Sep-25 Individuals Total Latin America Companies

9 37.4 35.8 34.6 34.2 33.1 32.8 18.3 17.4 16.8 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Renegociada Reestruturada 25.9 27.2 9M24 9M25 Credit only (1) Average of the new loan portfolio balance ex- financial guarantees provided, considering the last two quarters; (2) Expected loss expenses + recovery of loans + discounts granted; (3) cost of credit over the new average portfolio, that includes FIDC, exposures to financial institutions and the operations by our agribusiness trading company. Annualized cost of credit / Loan portfolio³ - (%) Cost of credit² (in R$ billion) Renegotiated portfolio (in R$ billion) Quality and cost of credit Credit and securities 2.8% 2.5% 2.5% 2.6% 2.6% 2.6% Renegotiated portfolio/ Total Portfolio¹ - (%) 2.7% 2.6% 8.8 8.2 8.6 9.0 9.1 9.1 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 Renegoti ted Restructured 40.1 38.8 38.4 23.7 22.6 22.0 Mar-25 Jun-25 Sep-25 3.2% 3.1% 3.0% 4.0% 3.7% 3.4% 3.4% 3.3% 3.2%

10 Efficiency ratio Non-interest expenses 10 46.0% 46.3% 44.4% 41.6% 39.8% 39.1% 38.8%44.5% 44.3% 42.5% 39.0% 37.8% 37.5% 36.9% 9M19 9M20 9M21 9M22 9M23 9M24 9M25 ‘‘ In R$ billion 3Q25 2Q25 D 3Q24 D 9M25 9M24 D Commercial and administrative (personnel) (6.3) (6.1) 3.6% (6.1) 4.3% (18.2) (17.4) 5.0% Transactional (personnel, operations and services) (4.5) (4.3) 4.9% (4.1) 9.9% (12.8) (11.9) 7.4% Technology (personnel and infrastructure) (3.1) (2.9) 7.4% (2.7) 17.3% (8.7) (7.2) 20.4% Other (1.0) (1.0) 0.1% (1.0) -1.3% (2.9) (2.8) 4.1% Total - Brazil (14.9) (14.3) 4.5% (13.8) 8.0% (42.7) (39.3) 8.5% Latin America (2.2) (2.2) 0.6% (2.1) 4.6% (6.8) (6.1) 11.6% Non-interest expenses (17.2) (16.5) 4.0% (15.9) 7.6% (49.4) (45.4) 8.9% BrazilConsolidated

11 Jun-25 Common Equity Tier I (CET I) Net income in the quarter Sep-25 Tier I capital 13.1% + 0.8% Prudential and equity adjustments + 0.1% 1.3%² 13.5% (1) Excluding the exchange rate variation for the period that, together wit the capital index hedge, is considered in the prudential and equity adjustments; (2) The issuance of Perpetual Subordinated Financial Bills described in the Announcement to the market dated October 8th 2025 will bring Additional Tier 1 (AT1) to 1.5%, considering the limit set forth in CMN Resolution Nº 4,958 . Were it not for this limit, Additional Tier 1 (AT1) capital would be 1.6%. Capital Risk-weighted assets1 - 0.2% 14.8% Common Equity Tier I (CET I) Additional Tier I (AT1) Dividends, interest on own capital and shares buybacks - 0.4%

12 Guidance 2025 Previous Total credit portfolio¹ Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate Growth between 4.5% and 8.5% Between 28.5% and 30.5% Growth between 5.5% and 8.5% Growth between 4.0% and 7.0% Between R$34.5 bn and R$38.5 bn Between R$1.0 bn and R$3.0 bn Growth between 11.0% and 14.0% Reviewed Maintained Maintained Between R$3.0 bn and R$3.5 bn Maintained Maintained Maintained Maintained (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

13 São Paulo, November 5th, 2025

14 Additional Information

Results

In R$ million	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Operating Revenues	**46,567**	**45,728**	**1.8%**	**42,694**	**9.1%**	**136,832**	**124,858**	**9.6%**
Managerial Financial Margin	31,382	31,177	0.7%	28,512	10.1%	92,881	83,057	11.8%
Financial Margin with Clients	30,479	30,320	0.5%	27,455	11.0%	90,198	79,540	13.4%
Financial Margin with the Market	902	858	5.2%	1,056	-14.6%	2,683	3,517	-23.7%
Commissions and Fees	11,755	11,343	3.6%	11,228	4.7%	34,331	33,414	2.7%
Revenues from Insurance [1]	3,430	3,207	6.9%	2,954	16.1%	9,620	8,387	14.7%
Cost of Credit	**(9,145)**	**(9,093)**	**0.6%**	**(8,245)**	**10.9%**	**(27,213)**	**(25,850)**	**5.3%**
Expected Loss Expenses	(9,780)	(9,664)	1.2%	(8,928)	9.5%	(28,938)	(27,650)	4.7%
Discounts Granted	(714)	(708)	0.8%	(590)	20.9%	(2,136)	(1,833)	16.5%
Recovery of Loans Written Off as Losses	1,348	1,280	5.3%	1,273	5.9%	3,860	3,633	6.3%
Retained Claims	**(449)**	**(386)**	**16.4%**	**(423)**	**6.1%**	**(1,223)**	**(1,215)**	**0.7%**
Other Operating Expenses	**(19,858)**	**(19,284)**	**3.0%**	**(18,554)**	**7.0%**	**(57,608)**	**(52,973)**	**8.7%**
Non-interest Expenses	(17,150)	(16,492)	4.0%	(15,945)	7.6%	(49,438)	(45,401)	8.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,703)	(2,785)	-3.0%	(2,604)	3.8%	(8,152)	(7,555)	7.9%
Insurance Selling Expenses	(5)	(6)	-23.4%	(5)	0.3%	(17)	(16)	4.8%
Income before Tax and Minority Interests	**17,116**	**16,966**	**0.9%**	**15,472**	**10.6%**	**50,788**	**44,821**	**13.3%**
Income Tax and Social Contribution	**(4,940)**	**(5,151)**	**-4.1%**	**(4,489)**	**10.0%**	**(15,350)**	**(13,388)**	**14.6%**
Minority Interests in Subsidiaries	**(300)**	**(307)**	**-2.3%**	**(307)**	**-2.4%**	**(926)**	**(914)**	**1.3%**
Recurring Managerial Result	**11,876**	**11,508**	**3.2%**	**10,675**	**11.3%**	**34,513**	**30,518**	**13.1%**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

15

Business model

In R$ billion

	9M25					9M24					Δ (9M25 x 9M24)				
	Total	Credit	Trading	Insurance & services	Excess capital	**Total**	Credit	Trading	Insurance & services	Excess capital	**Total**	Credit	Trading	Insurance & services	Excess capital
Operating revenues	**136.8**	**75.5**	**2.9**	**56.4**	**2.1**	**124.9**	**69.0**	**2.8**	**51.8**	**1.2**	**12.0**	**6.5**	**0.1**	**4.6**	**0.8**
Managerial financial margin	92.9	62.8	2.9	25.1	2.1	83.1	56.6	2.8	22.4	1.2	9.8	6.2	0.1	2.7	0.8
Commissions and fees	34.3	12.7	0.0	21.6	-	33.4	12.4	0.0	21.0	-	0.9	0.3	(0.0)	0.6	-
Revenues from insurance [1]	9.6	-	-	9.6	-	8.4	-	-	8.4	-	1.2	-	-	1.2	-
Cost of credit	**(27.2)**	**(27.2)**	**-**	**-**	**-**	**(25.9)**	**(25.9)**	**-**	**-**	**-**	**(1.4)**	**(1.4)**	**-**	**-**	**-**
Retained claims	**(1.2)**	**-**	**-**	**(1.2)**	**-**	**(1.2)**	**-**	**-**	**(1.2)**	**-**	**(0.0)**	**-**	**-**	**(0.0)**	**-**
Non-interest expenses and other[2]	**(58.5)**	**(30.7)**	**(0.7)**	**(27.0)**	**(0.1)**	**(53.9)**	**(27.9)**	**(0.8)**	**(25.1)**	**(0.1)**	**(4.6)**	**(2.8)**	**0.0**	**(1.8)**	**(0.0)**
Recurring managerial result	**34.5**	**12.8**	**1.3**	**18.7**	**1.7**	**30.5**	**10.2**	**1.2**	**18.1**	**1.0**	**4.0**	**2.6**	**0.1**	**0.6**	**0.7**
Average regulatory capital	**200.6**	**119.7**	**5.9**	**52.1**	**22.9**	**182.9**	**107.5**	**5.1**	**48.8**	**21.5**	**17.7**	**12.2**	**0.8**	**3.3**	**1.3**
Value creation	**13.3**	**0.5**	**0.7**	**12.8**	**(0.7)**	**12.4**	**(0.1)**	**0.7**	**13.0**	**(1.2)**	**0.9**	**0.7**	**0.0**	**(0.2)**	**0.4**
Recurring managerial ROE	**22.9%**	**14.3%**	**30.3%**	**47.8%**	**9.8%**	**22.2%**	**12.7%**	**31.6%**	**49.5%**	**6.0%**	**0.7 p.p.**	**1.6 p.p.**	**-1.3 p.p.**	**-1.8 p.p.**	**3.8 p.p.**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

16

17 São Paulo, November 5th, 2025

Attachment 03

Institutional Presentation

2

• • • • •• • Click Here for more Info

Individuals Corporate 5

A gente trabalha para o cliente

7

• • • 8

We don't have all the answers.

Technology drives a new era of experience to our customers



Method
Quality
Speed
Design
Excellence in user experience
Technology
Modernized technology platform
Clients
Products
Proprietary methodologies
Data
Integrated to our work methodology
Hyper personalization
Artificial Intelligence
Efficiency

Conversational generative AI solutions focused on clients

Itaú Intelligence

(Pix on WhatsApp, Wealth Specialist and Itaú Emps)

AI-driven strategy that enhances efficiency and creates hyper-personalized journeys at scale

141% (9M25 x 9M24) increase in the volume of generative AI initiatives in use at Itaú

\+

40% (9M25 x 9M24) increase in the volume of traditional machine learning models

Methodology composed of integrated disciplines that leverage business competitiveness and the creation of the best experiences

Quality
99% (9M25 x 9M18) reduction in UX high-impact incidents

\+

Speed
2,087% (9M25 x 9M18) increase in technology updates implemented

\+

Cost
45% (9M25 x 9M18) reduction in the cost of single transactions

Open innovation ecosystem for continuous evolution

Instituto de Ciência e Tecnologia Itaú

CUBO Itaú

9

> 1 k initiatives under implementation 10 > 20k Employees > 2,9k Squads Personnel Expenses (commercial and administrative) 2015 x 2024 Deflated evolution Deflated evolution p.a. Transactional Expenses (operations and client services) Technology Expenses (personnel and infrastructure) Other Total - Brasil 39.1% -22.4% -2.8% 68.2% -6.6% 119.0% 47.4% -10.7% -1.2% 59.2% 5.3% -68.5% -12.1% 5.8% 0.6% Non-interest expenses evolution

Climate transition Sustainable finance Diversity and development Governance and Conduct

ESG strategic goals Commitment Net Zero by 2050 We are committed to becoming a carbon neutral bank by 2050 Reduce 50% Our operational emissions (Scopes 1, 2 and 3¹) by 2030² Carbon- intensive sectors Set targets and report progress in decarbonising priority carbon-intensive sectors to bring our portfolio into line with scenarios that limit climate change to 1.5°C

Women 53.9% of employees by the end of 2024 Black 28.9% of employees by the end of 2024 Leadership positions Goal: 35% to 40% Location 96.7% employees in Brazil 3.3% in International units Hiring flow Goal: >50% Full time employees¹ Goal: 27% to 30% Hiring flow Goal: >40% ESG strategic goals for 2025 35.7% in 2024 52.3% in 2024 28.9% in 2024 39.1% in 2024 Workforce diversity profile in 2024 Other 5.1% people with disabilities² 13% LGBT+³ Gender Age 33.6% Under 30 years old 60.4% Between 30 and 50 years old 6.0% Over 50 years old Retention 50.1% at Itaú Unibanco for more than 5 years 30.9% for more than 10 years of R$1 trillion by the end of 2030 Direct to lending and financing for the sustainable economy from 2020¹. R$522 bn of total resources directed between Jan/20 and Aug/25 2020 2021 2022 2023 2024 2025 R$1 trillion Volume of resources in sustainable finance ESG strategic goals

We are driven by results.

We have been presenting higher revenue with a cost discipline...

Clients NII

3Q25 BRL30.5 bn

^ 0.5% 3Q25 vs. 2Q25

^ 11.0% 3Q25 vs. 3Q24

(BRL billion)

3Q21	3Q22	3Q23	3Q24
17.6	23.4	25.6	27.5

Market NII

3Q25 BRL0.9 bn

^ 5.2% 3Q25 vs. 2Q25

v 14.6% 3Q25 vs. 3Q24

(BRL billion)

3Q21	3Q22	3Q23	3Q24
1.9	0.5	0.7	1.1

Cost of Credit

3Q25 BRL9.1 bn

^ 0.6% 3Q25 vs. 2Q25

^ 10.9% 3Q25 vs. 3Q24

(BRL billion)

3Q21	3Q22	3Q23	3Q24
5.2	8.0	9.3	8.2

Commissions and insurance

3Q25 BRL14.7 bn

^ 4.0% 3Q25 vs. 2Q25

^ 7.1% 3Q25 vs. 3Q24

(BRL billion)

3Q21	3Q22	3Q23	3Q24
11.6	12.3	12.9	13.8

Non-interest expenses

3Q25 BRL17.2 bn

^ 4.0% 3Q25 vs. 2Q25

^ 7.6% 3Q25 vs. 3Q24

(BRL billion)

3Q21	3Q22	3Q23	3Q24
12.8	13.9	14.7	15.9

Recurring managerial result

3Q25 BRL11.9 bn

^ 3.2% 3Q25 vs. 2Q25

^ 11.3% 3Q25 vs. 3Q24

(BRL billion)

3Q21	3Q22	3Q23	3Q24
6.8	8.1	9.0	10.7

Note: The 2025 results consider the application of Resolution 4,966.

16

Sep-21 Sep-22 Sep-23 Sep-24 Sep-21 Sep-22 Sep-23 Sep-24 Sep-21 Sep-22 Sep-23 Sep-24 Sep-21 Sep-22 Sep-23 Sep-24 Sep-21 Sep-22 Sep-23 Sep-24 Sep-21 Sep-22 Sep-23 Sep-24 17

Previous Total credit portfolio¹ Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate Growth between 4.5% and 8.5% Between 28.5% and 30.5% Growth between 5.5% and 8.5% Growth between 4.0% and 7.0% Between R$34.5 bn and R$38.5 bn Between R$1.0 bn and R$3.0 bn Growth between 11.0% and 14.0% Reviewed Maintained Maintained Between R$3.0 bn and R$3.5 bn Maintained Maintained Maintained Maintained

Itaú Shop 19

(11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/relacoes-com-investidores/en/ Investor Relations